File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

RECEIVED

'08 AUG 27 A 6:39



SUPPL

Press Release August 20th, 2008

Diamyd Medical's licensee reports progress with GAD in Parkinson

Neurologix Inc., a biotech company engaged in gene therapy, reports that they have initiated a Phase II study with the GAD-gene within Parkinson's disease. The right to use the GAD-gene has been licensed from Diamyd.

"These are very positive news for Diamyd, and the fact that GAD can be used within additional therapeutic areas, not only within diabetes, predicts an exciting future for us. That GAD is also used for neurological disorders opens up for further new licensing possibilities", says Elisabeth Lindner, President and CEO at Diamyd.

Neurologix and Diamyd signed the license agreement in August 2006. It is a running agreement with milestone payments and royalty on sales.




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For more information, please contact:
Elisabeth Lindner, President and CEO Diamyd Medical AB (publ.), elisabeth.lindner@diamyd.com
Phone: +46-8-661 0026

For pictures and press material, please contact:
Sonja Catani, Chief Communications Officer Diamyd Medical AB, sonja.catani@diamyd.com
Phone: +46-8-661 00 26

Diamyd Medical is a Swedish biopharmaceutical company focusing on development of pharmaceuticals for treatment of autoimmune diabetes and its complications. The company's most advanced project is the GAD-based drug Diamyd® for type 1 diabetes and for which Phase III trials have been initiated in both the US and Europe. Furthermore the company has initiated clinical studies within chronic pain, using its Nerve Targeting Drug Delivery System (NTDDS). The company has also out-licensed the use of GAD for the treatment of Parkinson's disease.

Diamyd Medical has offices in Sweden and in the US. The share is quoted on the OMX Stockholm Nordic Exchange (ticker: DIAM B) and on OTCQX in the US (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available on the company's web site: www.diamyd.com

Diamyd Medical AB (publ.)
Linnégatan 89 B, SE-115 23 Stockholm, Sverige. Tel: +46 8 661 00 26, Fax: +46 8 661 63 68
E-post: info@diamyd.com. VATno: SE556530-142001.
(www.omxnordicexchange.com ticker: DIAM B; www.otcqx.com ticker: DMYDY)

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